Via Facsimile and U.S. Mail
Mail Stop 4720

February 26, 2010

Steve Worland, Ph.D.
President and Chief Executive Officer
Anadys Pharmaceuticals, Inc.
3115 Merryfield Row
San Diego, CA 92121

> **Re:** **Anadys Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 3, 2009**
> **Schedule 14A filed April 9, 2009**
> **File Number: 000-50632**

Dear Dr. Worland:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director